LOCAL | SUSTAINABLE | COMMUNITY

PIZZERIA ARTIGIANALE

da LaPOSTA



TIPO RISTORANTE

An authentic Pizzeria and Restaurant with Italian roots and a New England flare. The rustic space captures our dedication to tradition and innovation. With a local, sustainable approach, we will represent Boston, while integrating the practice and values of the Italian table.

DALLA MIA FAMIGLIA AL TUO

LaPosta is a Pizzeria, owned and operated by world-class Pizzaiolo Mario LaPosta, specializing in Artisan pizza made in the way of the traditional Pizza Napoletana with a commitment to local, domestic, and sustainable ingredients. Also highlighting locally made cheeses and salumi, lighter fare including quick service small plates, a braceria with daily items, handmade pasta and artisanal gelato. LaPosta is suitable for quick takeout or full- scale seated pizza feasts alike.

PIZZERIA ARTIGIANALE

DAL 2019



27



OWNER, CHEF & PIZZAIOLO

MARIO LaPOSTA

Mario's values are built upon hard work and passion and are embedded in his love for hospitality. He was born a pizza maker — it is his life's passion. Mario has been making pizza for 20 years with over 14 years of professional experience in some of the Northeast's best restaurants. Such as Bricco in West Hartford, CT. Tarry Lodge, locations in NY and CT and Babbo Pizzeria e Enoteca in Boston, MA. He also holds a B.A. in Hospitality from Central CT State University.

For the past 11 years, as head Pizzaiolo and Executive Chef for B&B Hospitality group, Mario has been on the opening team at three restaurants, overseeing build out, project managing, assembling staff, and implementing policies and procedures to ensure the restaurants success. Mario has built culinary and pizza programs at four restaurants, serving as Executive Chef at two. During his time as Executive Chef at Tarry Lodge in Westport, CT the restaurant received the Snail of Approval by Slow Food USA. A designation given to restaurants that contribute to the quality, authenticity, and sustainability of local food and have a commitment to their community and the environment.

At Tarry Lodge in Port Chester, NY, GQ and Alan Richman named his Pizza 11th best pizzeria in the country; he has placed as high as 10th overall in the World Pizza Championships. Mario honed his pizza and culinary skills while living in Italy, working in Neapolitan Pizzeria's in Rome and in Campania.

Mario spent several years with B&B, one of the world's premier hospitality groups, managing daily operations at restaurants where he served as Chef. His responsibilities included maintaining exceptionally high food-quality and health standards while balancing food and labor costs. He managed staffs of various sizes, ranging from 15 to 60 employees and oversaw all profits and losses.

Most recently, Mario developed his own proprietary blend of organic, whole-wheat pizza flour, Farina da LaPosta. It is grown in Utah and Washington State by Central Milling, producing the highest quality grains since 1867.

RESTAURANT DETAILS



LOCATION:

Fort Point/Seaport South Boston, MA

- Fort Point Channel Historic District
- Seaport
  - Boston's new innovation district
  - Prime target of growth in city of Boston
- Center of high development area
  - 200 new businesses since 2010
  - 252,000 daytime population
- World Class retail, Luxury residential millions of sf. occupied by multiple Fortune 500 companies
- Home to Amazon, GE, Vertex, PWC
- Thousands of structured parking spaces
- Easily accessible from Interstate 90 and 93, MBTA Silver Line, Red Line

SQUARE FOOTAGE:
2,948

ATMOSPHERE:
CASUAL ENERGETIC INVITING

DINING ROOM	PIZZA COUNTER	MAIN BAR
100 SEATS	6 SEATS	12 SEATS

PRICE RANGES:

Food	$8 – 30
Beer	$4 – 12
Wines/glass	$8 – 16
Wines/bottle	$30 – 120

SERVICE PERIOD:
LUNCH & DINNER

Sunday to Thursday	Friday & Saturday
11 AM	11 AM
11 PM	12 AM

NOISE LEVEL:
MEDIUM- HIGH

LUNCH MUSIC:
Italian

DINNER MUSIC:
Rock n' Roll • Indie Rock
Dance Music • Old School Hip Hop





010266
CENTRAL MILLING COMPANY
USDA ORGANIC
Farina Da LaPosta
Artisan Pizza Flour
THE NATURAL CHOICE
010266
Farina Da LaPosta
Artisan Pizza Flour







PIZZERIA ARTIGIANALE

Our thoughtful restaurant and menus are inspired by the Italian Pizzeria and will consist of classic and creative wood-fired pizza.

The restaurant, operating with a full liquor license, will pair select local craft beers along with Italian and California wines by the glass and offer affordable bottles. Our spirits will include drinks like Aperol Spritz, Italian Sangria, and original, seasonal cocktails.

THE DOUGH

The dough will be a naturally leavened sourdough, made from organic whole-wheat blend of flour sourced from Utah and New England.

The dough will be hand mixed in specially made wooden boxes and ambient rise for a minimum of 24 hours, then rolled and proofed in handcrafted maple wood dough trays. The wooden dough trays will remove any extra moisture from the dough, allowing for a faster cook and crisper, lighter pizza.

THE PIZZA

The pizza, cooked in 60-90 seconds will be light, airy, crisp, charred, and soft, a perfect combination of Roman and Neapolitan. The 11-inch Pizza will be individual.

Toppings will include, seasonal, local ingredients, artisanal salumi & cheeses and draw inspiration from traditional and creative pizzas throughout Italy as well as local New England Cuisine.

FOR STARTERS

Diners will be able to snack on an array of simple, but thoughtful plates, influenced by Italian street food and the Italian Cafeteria.

LOCAL CHEESES & SALUMI

SEASONAL VEGETABLES

GRILLED OYSTERS

DAILY SPECIALS

Daily specials will feature handmade pastas and items from the grill.

SQUID INK LINGUINI

POLPETTE ALLA NONNA

INGREDIENTS

We will always source ingredients sustainably and locally.

LOCAL MOZZARELLA

ORGANIC CALIFORNIA TOMATOES



LOCAL MOZZARELLA

Our mozzarella is a local collaboration with artisanal cheese maker Luca Mignona of Wolf Meadow Farm, featuring an array cheeses such as hand pulled mozzarella & burrata made with locally sourced grass fed milk. Paired with Italy's best olive oils and delicious accompaniments, such as Olio Verde from Sicily, Pesto and seasonal fruit mostarda.



PASTA

Known as Fatto a mano, handmade, daily, with lots of love from organic Durum, OO, and whole-wheat flour. Daily we will offer a small selection with seasonal vegetables, hearty ragu's, New England seafood, or Italian classics like Carbonara and Cacio e Pepe.



GELATO

The Gelato will be made with farm fresh, local grass fed milk. Pasteurized from fresh daily at the restaurant. The method derived from the original days of gelato making in Sicily. Focusing on flavors made with high quality ingredients, such as organic cane sugar, Valhrona chocolates, olive oil, Sicilian almonds, and local, seasonal ingredients like Maine blueberries and native corn.













LaPosta will be a 100 seat Pizzeria, featuring 12 seats at the main bar and another 6 seats at the open kitchen. The wood-fired Marra Forni, will be the restaurant's centerpiece. Guests dining at our Pizza bar will look on as our Pizzaioli craft world class pizza in an energetic, exciting, and authentic atmosphere. The dining room will showcase reclaimed wooden accents, exposed brick, ceramic tile from Italy and bright features.

The ambiance at LaPosta will reflect the Pizzeria's fun and creative personality. Leading to a lively, but rustic and casual atmosphere. We will focus on each guest with an emphasis on warm and friendly service.


BEACON
HILL
DOWNTOWN
EAST
BOSTON
BACK
BAY
FORT POINT
SEAPORT
SOUTH END
SOUTH BOSTON

Boston is a city that is expanding rapidly with wealth, population, & restaurants.

South Boston is home to the fast growing, dynamic Fort Point and Seaport neighborhoods. Unblocked by substantial improvements to infrastructure, the area has emerged as a preeminent destination, attracting visitors, businesses, residents, and first class restaurants and retailers.

Anchored by the $800 million Boston Convention Center, the largest in the northeast with plans to expand. This area offers a dynamic live-work-play atmosphere.

Pizza is consumed by 13% of all Americans daily (USDA). A Pizzeria, combined with a casual restaurant gives an array of customers a multitude of options. Allowing him or her to consume the food that they love, or something different. **Creating a repeat customer.**

Boston has seen hundreds of restaurants open the past few years, however, not much growth in Artisan wood-fired Pizza or Pizza Napoletana. Cities such as New York, San Francisco and L.A. are home to many thriving, artisanal Pizzerias, some nationally recognized.

Boston has good pizza, however, lacks an iconic pizzeria gaining national attention, where locals and out of Towner's line up to eat. Boston's restaurant industry is associated with great restaurants, not great pizzerias.

Eater Boston's
38 ESSENTIAL RESTAURANTS
ONLY 1 IS A
PIZZERIA

Boston Magazine's
ANNUAL LIST OF TOP 50
RESTAURANTS
IN 2018 INCLUDES
** ZERO **
PIZZERIAS


EACON
HILL
DOWNTOWN
EAST
BOSTON

Of the 25 Essential Pizzerias by Eater, February 2019

10

ARE

WOOD-FIRED

6

ARE CONSIDERED

PIZZA NAPOLETANA

0

ARE

VPN CERTIFIED

VERACE PIZZA NAPOLETANA

While this is a representation of a rapidly growing industry nationally, it is an opportunity to enter the market in Boston.

It's possible the national market is diluted, and there could be several similarities amongst like concepts, however, LaPosta will have several qualities and skills that will **distinguish it from competitors.**

Our strengths will include **creating a customer and keeping the customer.** Consumers, especially Millennials who drive the market, want to eat **healthier foods and healthier pizza**; we offer whole wheat, organic, naturally leavened pizza, along with many vegetable forward dishes and a commitment to sustainably sourced ingredients, such as produce, dairy, meat and fish achieved through strong relationships with our farmers.

LOCATION

The area and location of the restaurants drives customer traffic, however the square footage of the location, concept, menu, layout and design allows us decreased operating costs.

REVENUE

LaPosta will have vast areas of revenue, aside from just your traditional restaurant dining.

- takeout
- delivery
- catering
- culinary education
- wine education
- farm to table dinners
- and more

BRAND VALUE

LaPosta's strong brand, value and approachability will allow the restaurant to thrive and in the future enter smaller markets with lower operating costs, leading to a strong market share.

CHALLENGES

Being a new business, in a competitive city with lots of established eateries will be a challenge, along with the rise in cost of goods and employee wages.











LAPOSTA BRAND

Mario's story of passion, dedication & a thoughtful approach to cooking

- ✓ Creating & Keeping Customers
- ✓ Core Beliefs
- ✓ Passion
- ✓ Authenticity
- ✓ Slow, Thoughtful Approach to Cooking
- ✓ Knowledge & Experience of Pizza Napoletana

SUSTAINABILITY

The balance of quality and responsibility

- ✓ Whole-Wheat Organic Flour Solely for LaPosta
- ✓ Sustainability & Sourcing of Ingredients
- ✓ Our Relationships & Partners
    - Central Milling
    - Bianco Di Napoli
    - Wolf Meadow
    - Local Farms
- ✓ Social Media Advantage Focusing on our Brand

COMMUNITY

A neighborhood restaurant for everyone

- ✓ Approachability
- ✓ Price Point
- ✓ Core Team of Employees Dedicated to Hospitality
- ✓ Focused, Casual Approach to Service
- ✓ Design & Ambiance
- ✓ The location, historic Fort Point, brick and beams (unique features of the space)


PIZZERIA ARTIGIANALE
da
LaPOSTA


DAL
2019




PIZZERIA ARTIGIANALE
da
LaPOSTA




LaPOSTA
DALAPOSTA.COM


PIZZERIA ARTIGIANALE
da
LaPOSTA


PIZZERIA ARTIGIANALE
da
LaPOSTA
RESERVATIONS

MARKETING TACTICS

MARKET SEGMENTATION
identify and target market demographic

PR FIRM
with national & local ties

WEBSITE
events, gallery, subscribe, design

SOCIAL MEDIA
Facebook, Instagram, Twitter, Snapchat

EMAILS & NEWSLETTERS
using customer database (reservation system, website, comment cards)

EVENTS
special dinner nights (wine, beer, chef collab), buyouts, pizza classes
*future revenue stream

NATIONAL POP-UPS
Del Popolo (SF), Bufalina (Austin), Fortina (Armonk, NY)

LOCAL POP-UPS
A4, Picco, Brewer's Fork, Moody's

DELIVERY & TAKEOUT SERVICES
*future revenue stream

CULINARY EDUCATION CLASSES & DINNERS

WINE EDUCATION CLASSES & DINNERS

















UP

POST-PANDEMIC

BUSINESS PLAN

POST-PANDEMIC

BUSINESS PLAN

TIMELINE

- Construction resumes June 1- June 15
- Construction complete August 1- August 15
- Restaurant opens September 1, 2020

WHAT ARE WE DOING

- Speaking to Industry leaders to gather information
- Negotiating extended free rent period with Landlord
- Developing a new plan for opening

SHORT TERM IMPACTS ON INDUSTRY

- Up to 30% of independent restaurants could close
- Revenue decrease 20-90%
- Consumer fear
- Strict health and safety guidelines enforced
- Reduced capacity

LONG TERM IMPACTS ON INDUSTRY

- Minimizing impacts of over saturation in the industry
- Stronger market position for restaurants
- Ensure restaurants adhere to stricter health guidelines
- Greater profitability potential as restaurants adjust business models to reflect lower operating costs

RESTAURANT SAFETY GUIDELINES

Restaurant

- Open as a 60-seat restaurant (outlined in restaurant layout)
- Approximately 65% of total capacity
- Signage upon entering informing guests of Covid-19 symptoms, social distancing measures and restaurant safety guidelines
- Continually evaluation of facility to identify and apply operational changes
- Create a retail area/ marketplace (outlined in restaurant layout)
- Impose Government issued guidelines (if mandated) and post throughout restaurant.
- Follow FDA and National Restaurant Associations recommendations on:
    - Cleaning and Sanitizing, Monitoring employee health and hygiene, and social distancing
    - Sick leave program for staff
    - With an open kitchen guests feel confident in proper food preparations
    - Accessible Hand Sanitizer dispensers
    - All staff to be ServSafe certified
    - Local Vendors will be posted on wall chalk board above kitchen, showing our guests where our food comes from.
    - Contactless payment options for guests
    - Curbside pickup for takeout
    - Designated pickup area for takeout

Front of House

- Disposable menus
- Designated Food Runners with masks and gloves
- Designated service bartender with mask and gloves
- Wrapped silverware
- Strong measures during lunch and dinner disinfecting high contact areas such as tables, chairs, restrooms, but not overlooking seldom touched areas.
- Social distancing measures at service stations and guest areas enforced by management, staff and signage.

Back of House

- Face Masks and gloves to be worn always in the kitchen
- Open kitchen will be spotless, ensuring customers comfort in preparation of food
- Social distancing will be practiced, limited staff for lunch and dinner
- Diligently practice standard and new health procedures

POST-PANDEMIC

BUSINESS PLAN

REVENUE STREAMS

TAKEOUT	PIZZA TAGLIO	CREATING CATERING MENU PACKAGES	TARGET BOSTON BUSINESSES & LOCAL FAMILIES
Curbside pickup, Uber Eats, Grub Hub, Caviar, Toast App, Etc.	(1/2 sheet Pizza) Add to menu – Travels better, higher price point		

RETAIL MARKETPLACE

MARKET ITEMS

Proprietary Flour | Organic Tomatoes | Olive Oil | Food Kits | Drink Kits | Gelato | Prepared Food
Pizza Dough | Brand Merchandise | Southern Italian Wines | Salumi | Formaggio | Etc.



da LaPOSTA ALIMENTARI





REVENUE STREAMS

PROMOTIONAL PERIODS

MONTH 1	MONTH 2
$20 gift card per party dining in	$15 gift card per takeout order

Note

Gift cards can be a part of complimentary sales, the loss is minimal, brings customers back to the restaurant spending more $.

How do we minimize delivery service fees

- Limited menu offering
- Build in % cost of fees into price of each menu item
- Offer Items with higher profit margins (Max 25% Food Cost)

MARKETING

DIGITAL MARKETING

E-NEWSLETTERS

COMMUNITY OUTREACH
Networking, charitable contributions & building relationships in the industry

WEBSITE

SOCIAL MEDIA

CONTENT INCLUDES

STAFF & CUSTOMER SAFETY GUIDELINES

COOKING DEMOS

CULTURE AND RESTAURANT HISTORY

RECIPE SHARING

NEW MENU ITEMS

PROMOTIONS

POST-PANDEMIC

BUSINESS PLAN

OPERATING COSTS

All Menu Items
20% Increase

Menu Offerings
20 to 25% Decrease

Guests' perception won't change since the business model lends to lower priced menu options

Food Cost
25% or Less

Labor and Staff
Lower by 10 to 15%

Demand from farmers and vendors will be less, ability to buy at lower costs

PLUS: **Reduced liquor, beer & wine inventory** | **Rent deferral until May 2021**

PROJECTIONS

Sales
15 to 25% Decrease

Limited capacity in the first 3 quarters of opening

?

When does the restaurant return to full capacity and maximize revenue and profits?

SPRING 2021

FUTURE OF DINING

- What types of restaurants will succeed?
- Fine Dining restaurants continue to disappear
- More causal to fast casual restaurants with emphasis on takeout.
- **ACCESSIBILITY!**
- Lower check averages, healthier menu options, a restaurant environment that appeals to multiple demographics.
- Can restaurants encourage guests to visit and also cook at home?
- Crowded restaurants return in Spring 2021


SERVER HUTCH
35 DINING
MARKET/ RETAIL
10 BAR

POST-PANDEMIC
BUSINESS PLAN

DA LAPOSTA'S FUTURE

- Positioned as Boston's premier pizza destination
- Pizza is the most consumed food in the U.S..
- A Restaurant concept that will thrive Post Pandemic is:
  - Accessible to all (price point, variety of menu options, casual setting, fine dining approach)
- More emphasis on digital marketing (Zoom cooking classes, educational short seminars....)
- da LaPosta Alimentari (Retail Marketplace)
- Providing diners with life-changing pizza and the highest quality food, drink and service
- Continuing to welcome guests into our home and treat them like family



da LaPOSTA
FORNO A LEGNA


PIZZERIA ARTIGIANALE
da
LaPOSTA

PER INIZIARE
STARTERS

Roasted Broccoli 16
Sparrow Arc Chili, Pecorino Sardo

Porcini Sott' Olio 16
Oil, Vinegar, Herbs

Charred Octopus 16
Celery, Potatoes, 'Nduja

House Cured Sardines* 16
Crostini, Radish, Salsa Verde

Fried Wellfleet Oysters* 16
Pesto Trapanese

PIZZA

Pollo e Bufala 16
Buffalo Chicken, Mozzarella di Bufala, Gorgonzola, Housemade Hot Sauce

Pepperoni 14
Tomato, Mozzarella, Spicy Salami

Salsiccia 14
Stracchino, Radicchio, Fennel Pollen

Bagna Cauda 16
House cured Baccala, Panna, Arugula

Fig 16
Speck, Wild Broccoli, Fontina D.O.P.

Panuozzo 14
Eggplant Parmigiana

Add 4 *Prosciutto Crudo | Prosciutto Cotto | Farm Egg | Mushrooms*

PASTA DEL GIORNO

Squash Gnocchi 18

Pici al'Amatriciana 20
Guanciale, Tomato, Pecorino

Squid Ink Linguini 24
Mussels, Calamari, Fennel, Chili





da
LaPOSTA
ALIMENTARI


UP
WALK-IN COOLER
35 DINING
SERVER HUTCH
UP
TO GO STORAGE
HOST
WAITING/ TO GO
MARKET/ RETAIL
10 BAR
MARKET/ RETAIL
DN
GENERAL NOTE:
FURNITURE & EQUIPMENT BY OWNER
PROVIDED FOR REFERENCE ONLY
REFER TO FS SERIES FOR FOOD
SERVICE EQUIPMENT

PIZZERIA ARTIGIANALE da LaPOSTA

Financial Projections

Managing Partner: Mario LaPosta

Capital Raise	$	2,495,000
Equity Capital Raised	$	1,630,000
Equity Capital Needed		
Tenant Allowance	$	265,000
Bank Debt	$	600,000

PIZZERIA ARTIGIANALE
da
LaPOSTA

Startup: Use of Funds

Capital	**$**	**2,495,000**
Letter of Credit (12 months)	$	187,000
Permits	$	3,000
Liquor License	$	465,000
Architect + Design	$	50,000
Engineers	$	27,000
Kitchen Project Manager	$	2,200
Construction Costs	$	1,130,000
Signage	$	9,000
Equipment	$	230,000
Furnitures & Fixutres	$	55,000
Marketing/ Advertising/ PR	$	10,000
Office Supplies	$	5,000
IT/ AV	$	25,000
Research & Development	$	10,000
Printing	$	5,000
Payroll & Training	$	80,000
Legal Fees	$	40,000
Accounting	$	10,000
Insurance	$	5,000
Inventory/ Smallwares/ Platewares	$	30,000
Subscription/ Fees	$	10,000
Total Startup Costs	**$**	**2,388,200**
Cash Remaining	**$**	**106,800**

PIZZERIA ARTIGIANALE
da
LaPOSTA

Monthly

LaPosta Pizza LLC

Income Statements	Month 1		Month 2		Month 3		Month 4		Month 5		Month 6		Month 7		Month 8		Month 9		Month 10		Month 11		Month 12		Year 1 Totals	
Sales																										
Food Sales	**$ 108,783**	**64.7%**	**$ 108,783**	**61.3%**	**121,885**	**63.2%**	**121,885**	**63.2%**	**136,638**	**64.0%**	**146,389**	**65.5%**	**143,951**	**65.9%**	**146,830**	**65.1%**	**151,149**	**64.6%**	**201,822**	**63.3%**	**195,767**	**62.2%**	**207,877**	**63.3%**	**$ 1,791,759**	**63.8%**
Total Wine Sales	**$ 39,059**	**23.2%**	**$ 45,388**	**25.6%**	**46,859**	**24.3%**	**46,859**	**24.3%**	**50,608**	**23.7%**	**50,608**	**22.6%**	**48,265**	**22.1%**	**51,161**	**22.7%**	**53,719**	**23.0%**	**77,402**	**24.3%**	**79,724**	**25.3%**	**79,724**	**24.3%**	**$ 669,375**	**23.8%**
Wines by the Bottle	$ 19,646	11.7%	$ 22,329	12.6%	23,013	11.9%	23,013	11.9%	24,854	11.6%	24,854	11.1%	23,703	10.9%	25,125	11.1%	26,382	11.3%	38,220	12.0%	39,367	12.5%	39,367	12.0%	$ 329,872	11.7%
Wines by the Glass	$ 19,414	11.6%	$ 23,058	13.0%	23,846	12.4%	23,846	12.4%	25,754	12.1%	25,754	11.5%	24,562	11.2%	26,035	11.5%	27,337	11.7%	39,182	12.3%	40,357	12.8%	40,357	12.3%	$ 339,503	12.1%
Liquor Sales	$ 9,606	5.7%	$ 10,071	5.7%	10,367	5.4%	10,367	5.4%	11,197	5.2%	11,611	5.2%	12,109	5.5%	12,835	5.7%	13,477	5.8%	17,280	5.4%	16,762	5.3%	17,799	5.4%	$ 153,481	5.5%
Beverage Sales	$ 3,414	2.0%	$ 4,557	2.6%	4,752	2.5%	4,752	2.5%	5,132	2.4%	5,132	2.3%	4,752	2.2%	5,037	2.2%	5,289	2.3%	7,605	2.4%	7,377	2.3%	7,833	2.4%	$ 65,635	2.3%
Beer Sales	$ 7,222	4.3%	$ 8,749	4.9%	9,062	4.7%	9,062	4.7%	9,787	4.6%	9,787	4.4%	9,334	4.3%	9,800	4.3%	10,290	4.4%	14,820	4.6%	15,265	4.8%	15,265	4.6%	$ 128,443	4.6%
Total Sales	**$ 168,084**		**$ 177,548**		**192,925**		**192,925**		**213,362**		**223,527**		**218,411**		**225,664**		**233,924**		**318,929**		**314,895**		**328,497**		**$ 2,808,692**	
Cost of Goods Sold																										
Food	$ 32,635	30.0%	$ 32,635	30.0%	$ 36,565	30.0%	34,128	28.0%	31,397	28.0%	36,858	28.0%	40,306	28.0%	38,291	26.1%	42,322	28.0%	57,192	28.3%	55,476	28.3%	58,908	28.3%	$ 496,713	27.7%
Wine	$ 11,718	30.0%	$ 13,616	30.0%	$ 13,131	28.0%	13,589	29.0%	13,046	25.8%	14,676	29.0%	13,514	28.0%	12,838	25.1%	14,190	26.4%	21,673	28.0%	21,022	26.4%	22,323	28.0%	$ 185,336	27.7%
Beer	$ 1,669	23.1%	$ 1,669	19.1%	1,669	18.4%	1,812	20.0%	1,667	17.0%	1,957	20.0%	1,867	20.0%	1,773	18.1%	1,960	19.0%	2,964	20.0%	2,875	18.8%	3,053	20.0%	$ 24,936	19.4%
Liquor	$ 1,502	15.6%	$ 1,502	14.9%	1,502	14.5%	1,555	15.0%	1,679	15.0%	1,679	14.5%	1,855	15.3%	2,041	15.9%	2,096	15.6%	2,592	15.0%	2,514	15.0%	2,670	15.0%	$ 23,189	15.1%
Beverages & Bar Food Misc	$ 763	22.4%	$ 763	16.8%	763	16.1%	855	18.0%	787	15.3%	924	18.0%	855	18.0%	813	16.1%	898	17.0%	1,369	18.0%	1,328	18.0%	1,410	18.0%	$ 11,529	17.6%
Total CGS	**$ 48,287**	**28.7%**	**$ 50,186**	**28.3%**	**$ 53,630**	**27.8%**	**$ 51,940**	**26.9%**	**$ 48,577**	**22.8%**	**$ 56,095**	**25.1%**	**$ 58,398**	**26.7%**	**$ 55,756**	**24.7%**	**$ 61,466**	**26.3%**	**$ 85,789**	**26.9%**	**$ 83,216**	**26.4%**	**$ 88,363**	**26.9%**	**$ 741,703**	**26.4%**
Salaries and Wages																										
Management	$ 11,267	6.7%	$ 11,267	6.3%	$ 11,267	5.8%	$ 11,267	5.8%	$ 11,267	5.3%	$ 11,267	5.0%	$ 11,267	5.2%	$ 11,267	5.0%	$ 11,267	4.8%	$ 11,267	3.5%	$ 11,267	3.6%	$ 11,267	3.4%	$ 135,200	4.8%
Hospitality	$ 19,684	11.7%	$ 20,624	11.6%	$ 20,624	10.7%	$ 20,624	10.7%	$ 20,623.7	9.7%	$ 20,624	9.2%	$ 22,611	10.4%	$ 22,611	10.0%	$ 22,611	9.7%	$ 22,611	7.1%	$ 22,611	7.2%	$ 22,611	6.9%	$ 258,469	9.2%
Kitchen	$ 30,960	18.4%	$ 33,030	18.6%	$ 33,030	17.1%	$ 33,030	17.1%	$ 33,030.3	15.5%	$ 33,030	14.8%	$ 36,868	16.9%	$ 36,868	16.3%	$ 36,868	15.8%	$ 40,868	12.8%	$ 40,868	13.0%	$ 40,868	12.4%	$ 429,319	15.3%
Kitchen Management	$ 7,150	4.3%	$ 7,150	4.0%	$ 7,150	3.7%	$ 7,150	3.7%	$ 7,150.0	3.4%	$ 7,150	3.2%	$ 7,150	3.3%	$ 7,150	3.2%	$ 7,150	3.1%	$ 7,150	2.2%	$ 7,150	2.3%	$ 7,150	2.2%	$ 85,800	3.1%
Payroll Taxes	$ 5,255	3.1%	$ 5,255	3.0%	$ 5,255	2.7%	$ 6,326	3.3%	$ 6,325.7	3.0%	$ 6,326	2.8%	$ 6,500	3.0%	$ 6,500	2.9%	$ 6,500	2.8%	$ 9,868	3.1%	$ 9,868	3.1%	$ 9,868	3.0%	$ 83,845	3.0%
Total Payroll	**$ 74,315**	44.2%	**$ 77,325**	43.6%	**$ 77,325**	40.1%	**$ 78,396**	40.6%	**$ 78,396**	36.7%	**$ 78,396**	35.1%	**$ 84,396**	38.6%	**$ 84,396**	37.4%	**$ 84,396**	36.1%	**$ 91,764**	28.8%	**$ 91,764**	29.1%	**$ 91,764**	27.9%	**$ 992,633**	35.3%
Gross Profit	**$ 45,481**	**27.1%**	**$ 50,037**	**28.2%**	**$ 61,969**	**32.1%**	**$ 62,589**	**32.4%**	**$ 86,389**	**40.5%**	**$ 89,036**	**39.8%**	**$ 75,617**	**34.6%**	**$ 85,512**	**37.9%**	**$ 88,063**	**37.6%**	**$ 141,376**	**44.3%**	**$ 139,915**	**44.4%**	**$ 148,370**	**45.2%**	**$ 1,074,356**	**38.3%**

PIZZERIA ARTIGIANALE
da
LaPOSTA

Monthly

																									$ -	
Restaurant Expenses																										
FOH Supplies	$ 1,681	1.0%	$ 1,775	1.0%	$ 1,929	1.0%	$ 1,929	1.0%	$ 2,134	1.0%	$ 2,235	1.0%	$ 2,184	1.0%	$ 2,257	1.0%	$ 2,339	1.0%	$ 3,189	1.0%	$ 3,149	1.0%	$ 3,285	1.0%	$ 28,087	1.0%
Kitchen Supplies	$ 2,521	1.5%	$ 2,663	1.5%	$ 2,894	1.5%	$ 965	0.5%	$ 1,067	0.5%	$ 1,118	0.5%	$ 2,184	1.0%	$ 2,257	1.0%	$ 2,339	1.0%	$ 3,189	1.0%	$ 3,149	1.0%	$ 3,285	1.0%	$ 27,631	1.0%
Cooking Wood	$ 1,200	0.4%	$ 1,200	0.4%	$ 1,200	0.4%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 1,200	0.5%	$ 14,400	0.5%
Repairs & Maintenance	$ -	0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%	$ -	0.0%
Cleaning Expenses	$ 1,681	1.0%	$ 1,775	1.0%	$ 1,929	1.0%	$ -	0.0%	$ 2,134	1.0%	$ 2,235	1.0%	$ 2,184	1.0%	$ 2,257	1.0%	$ 2,339	1.0%	$ 3,189	1.0%	$ 3,149	1.0%	$ 3,285	1.0%	$ 26,158	0.9%
Linen Service	$ 1,345	0.8%	$ 1,420	0.8%	$ 1,543	0.8%	$ 1,543	0.8%	$ 1,707	0.8%	$ 1,788	0.8%	$ 1,747	0.8%	$ 1,805	0.8%	$ 1,871	0.8%	$ 2,551	0.8%	$ 2,519	0.8%	$ 2,628	0.8%	$ 22,470	0.8%
Printing	$ 336	0.2%	$ 355	0.2%	$ 386	0.2%	$ 386	0.2%	$ 427	0.2%	$ 447	0.2%	$ 437	0.2%	$ 451	0.2%	$ 468	0.2%	$ 638	0.2%	$ 630	0.2%	$ 657	0.2%	$ 5,617	0.2%
Equipment Rental	$ 1,600	1.0%	$ 1,600	0.9%	$ 1,600	0.8%	$ 1,600	0.8%	$ 1,600	0.7%	$ 1,600	0.7%	$ 1,600	0.7%	$ 1,600	0.7%	$ 1,600	0.7%	$ 1,600	0.5%	$ 1,600	0.5%	$ 1,600	0.5%	$ 19,200	0.7%
Office Expense	$ 252	0.2%	$ 266	0.2%	$ 289	0.2%	$ 386	0.2%	$ 427	0.2%	$ 447	0.2%	$ 437	0.2%	$ 451	0.2%	$ 468	0.2%	$ 638	0.2%	$ 630	0.2%	$ 657	0.2%	$ 5,348	0.2%
Fees & Permits	$ 168	0.1%	$ 178	0.1%	$ 193	0.1%	$ 193	0.1%	$ 213	0.1%	$ 224	0.1%	$ 218	0.1%	$ 226	0.1%	$ 234	0.1%	$ 319	0.1%	$ 315	0.1%	$ 328	0.1%	$ 2,809	0.1%
Music	$ 50	0.0%	$ 53	0.0%	$ 58	0.0%	$ 58	0.0%	$ 64	0.0%	$ 67	0.0%	$ 66	0.0%	$ 68	0.0%	$ 70	0.0%	$ 96	0.0%	$ 94	0.0%	$ 99	0.0%	$ 843	0.0%
Training & Education	$ 252	0.2%	$ 266	0.2%	$ 289	0.2%	$ 386	0.2%	$ 427	0.2%	$ 447	0.2%	$ 437	0.2%	$ 451	0.2%	$ 468	0.2%	$ 638	0.2%	$ 630	0.2%	$ 657	0.2%	$ 5,348	0.2%
Marketing	$ 2,000	1.2%	$ 2,000	1.1%	$ 2,000	1.0%	$ 2,000	1.2%	$ 2,000	1.2%	$ 2,000	1.2%	$ 5,000	1.2%	$ 5,000	1.2%	$ 5,000	1.2%	$ 5,000	1.2%	$ 5,000	1.2%	$ 5,000	1.2%	$ 42,000	1.5%
Website Expense	$ 17	0.0%	$ 18	0.0%	$ 19	0.0%	$ 19	0.0%	$ 21	0.0%	$ 22	0.0%	$ 22	0.0%	$ 23	0.0%	$ 23	0.0%	$ 32	0.0%	$ 31	0.0%	$ 33	0.0%	$ 281	0.0%
Charitable Contributions	$ 118	0.1%	$ 124	0.1%	$ 135	0.1%	$ 193	0.1%	$ 213	0.1%	$ 224	0.1%	$ 218	0.1%	$ 226	0.1%	$ 234	0.1%	$ 319	0.1%	$ 315	0.1%	$ 328	0.1%	$ 2,647	0.1%
Total Restaurant Supplies	**$ 13,221**	7.9%	**$ 13,695**	7.7%	**$ 14,466**	7.5%	**$ 10,858**	5.6%	**$ 13,633**	6.4%	**$ 14,054**	6.3%	**$ 17,934**	8.2%	**$ 18,271**	8.1%	**$ 18,654**	8.0%	**$ 22,598**	7.1%	**$ 22,411**	7.1%	**$ 23,042**	7.0%	**$ 202,838**	7.2%

Operating Costs																										
Rent		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%	$ 14,003	6.2%	$ 14,003	6.0%	$ 14,003	4.4%	$ 14,003	4.4%	$ 14,003	4.3%	**$ 70,015**	14.1%
CAM/ Insurance/ Real Estate Taxes	$ 4,788	2.8%	$ 4,788	2.7%	$ 4,788	2.5%	$ 4,788	2.5%	$ 4,788	2.2%	$ 4,788	2.1%	$ 4,788	2.2%	$ 4,788	2.1%	$ 4,788	2.0%	$ 4,788	1.5%	$ 4,788	1.5%	$ 4,788	1.5%	**$ 57,458**	2.0%
Telephone / Communication	$ 504	0.3%	533	0.3%	$ 579	0.3%	$ 579	0.3%	$ 640	0.3%	$ 671	0.3%	$ 655	0.3%	$ 677	0.3%	$ 702	0.3%	$ 957	0.3%	$ 945	0.3%	$ 985	0.3%	**$ 8,426**	0.3%
Utlilities	$ 2,521	1.5%	$ 2,663	1.5%	$ 2,894	1.5%	$ 2,894	1.5%	$ 3,200	1.5%	$ 3,353	1.5%	$ 3,276	1.5%	$ 3,385	1.5%	$ 3,509	1.5%	$ 4,784	1.5%	$ 4,723	1.5%	$ 4,927	1.5%	**$ 42,130**	1.5%
Water & Sewer	$ 840	0.5%	$ 888	0.5%	$ 965	0.5%	$ 965	0.5%	$ 1,067	0.5%	$ 1,118	0.5%	$ 1,092	0.5%	$ 1,128	0.5%	$ 1,170	0.5%	$ 1,595	0.5%	$ 1,574	0.5%	$ 1,642	0.5%	**$ 14,043**	0.5%
Rubbish Removal	$ 2,000	1.2%	$ 2,000	1.1%	$ 2,000	1.0%	$ 2,000	1.0%	$ 2,000	0.9%	$ 2,000	0.9%	$ 2,000	0.9%	$ 2,000	0.9%	$ 2,000	0.9%	$ 2,000	0.6%	$ 2,000	0.6%	$ 2,000	0.6%	**$ 24,000**	0.9%
Data Processing Fee - Reservation	$ 1,681	1.0%	$ 1,775	1.0%	$ 1,929	1.0%	$ 1,929	1.0%	$ 2,134	1.0%	$ 2,235	1.0%	$ 2,184	1.0%	$ 2,257	1.0%	$ 2,339	1.0%	$ 3,189	1.0%	$ 3,149	1.0%	$ 3,285	1.0%	**$ 28,087**	1.0%
Legal Fees	$ 504	0.3%	$ 533	0.3%	$ 579	0.3%	$ 579	0.3%	$ 640	0.3%	$ 671	0.3%	$ 655	0.3%	$ 677	0.3%	$ 702	0.3%	$ 957	0.3%	$ 945	0.3%	$ 985	0.3%	**$ 8,426**	0.3%
Accountant Fees	$ 1,500	0.9%	$ 1,500	0.8%	$ 1,500	0.8%	$ 1,500	0.8%	$ 1,500	0.7%	$ 1,500	0.7%	$ 1,500	0.7%	$ 1,500	0.7%	$ 1,500	0.6%	$ 1,500	0.5%	$ 1,500	0.5%	$ 1,500	0.5%	**$ 18,000**	0.6%
Medical Insurance	$ 1,261	0.8%	$ 1,332	0.8%	$ 1,447	0.8%	$ 1,447	0.8%	$ 1,600	0.8%	$ 1,676	0.8%	$ 1,638	0.8%	$ 1,692	0.8%	$ 1,754	0.8%	$ 2,392	0.8%	$ 2,362	0.8%	$ 2,464	0.8%	**$ 21,065**	0.8%
Restaurant/Other Insurance	$ 1,177	0.7%	$ 1,243	0.7%	$ 1,350	0.7%	$ 1,350	0.7%	$ 1,494	0.7%	$ 1,565	0.7%	$ 1,529	0.7%	$ 1,580	0.7%	$ 1,637	0.7%	$ 2,233	0.7%	$ 2,204	0.7%	$ 2,299	0.7%	**$ 19,661**	0.7%
Staff Bonus	$ -	0.0%	$ -	0.0%	$ -	0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%	15,000	4.6%	**$ 15,000**	0.5%
Workers Comp Insurance	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 333	0.5%	$ 1,642	0.5%	**$ 5,309**	0.2%
Credit Cards Fees	$ 5,043	3.0%	$ 5,326	3.0%	$ 5,788	3.0%	$ 5,788	3.0%	$ 6,401	3.0%	$ 6,706	3.0%	$ 6,552	3.0%	$ 6,770	3.0%	$ 7,018	3.0%	$ 9,568	3.0%	$ 9,447	3.0%	$ 9,855	3.0%	**$ 84,261**	3.0%
Bank Charges	$ 840	0.5%	$ 888	0.5%	$ 965	0.5%	$ 965	0.5%	$ 1,067	0.5%	$ 1,118	0.5%	$ 1,092	0.5%	$ 1,128	0.5%	$ 1,170	0.5%	$ 1,595	0.5%	$ 1,574	0.5%	$ 1,642	0.5%	**$ 14,043**	0.5%
Over / Short	$ 17	0.0%	$ 18	0.0%	$ 19	0.0%	$ 19	0.0%	$ 21	0.0%	$ 22	0.0%	$ 22	0.0%	$ 23	0.0%	$ 23	0.0%	$ 32	0.0%	$ 31	0.0%	$ 33	0.0%	**$ 281**	0.0%
Complimentary Sales	$ 1,681	1.0%	$ 1,775	1.0%	$ 1,929	1.0%	$ 1,929	1.0%	$ 2,134	1.0%	$ 2,235	1.0%	$ 1,092	0.5%	$ 1,128	0.5%	$ 1,170	0.5%	$ 1,595	0.5%	$ 1,574	0.5%	$ 1,642	0.5%	**$ 19,885**	0.7%
Total Fixed Costs	**$ 24,690**	14.7%	**$ 25,595**	14.4%	**$ 27,065**	14.0%	**$ 27,065**	14.0%	**$ 29,019**	13.6%	**$ 29,991**	13.4%	**$ 28,410**		**$ 43,070**	19.1%	**$ 43,818**	18.7%	**$ 51,519**	16.2%	**$ 51,154**	16.2%	**$ 68,695**	20.9%	**$ 450,091**	16.0%
Total Operating Expenses	$ 37,911	22.6%	$ 39,290	22.1%	$ 41,531	21.5%	$ 37,923	19.7%	$ 42,652	20.0%	$ 44,045	19.7%	$ 46,344	21.2%	$ 61,341	27.2%	$ 62,472	26.7%	$ 74,118	23.2%	$ 73,565	23.4%	$ 91,738	27.9%	$ 652,929	23.2%

PIZZERIA ARTIGIANALE

da

LaPOSTA

Monthly

Operating Income	$ 7,570	4.5%	$ 10,747	6.1%	$ 20,439	10.6%	$ 24,666	12.8%	$ 43,736	20.5%	$ 44,991	20.1%	$ 29,274	13.4%	$ 24,172	10.7%	$ 25,590	10.9%	$ 67,258	21.1%	$ 66,350	21.1%	$ 56,633	17.2%	$ 421,427	15.0%
Owner Compensation	$ 7,500	4.5%	$ 7,500	4.2%	$ 7,500	3.9%	$ 7,500	3.9%	$ 7,500	3.5%	$ 7,500	3.4%	$ 7,500	3.4%	$ 7,500	3.3%	$ 7,500	3.2%	$ 7,500	2.4%	$ 7,500	2.4%	$ 7,500	2.3%	$ 90,000	3.2%
Depreciation & Amortization Expense	$ 7,167	4.3%	$ 7,167	4.0%	$ 7,167	3.7%	$ 7,167	3.7%	$ 7,167	3.4%	$ 7,167	3.2%	$ 7,167	3.3%	$ 7,167	3.2%	$ 7,167	3.1%	$ 7,167	2.2%	$ 7,167	2.3%	$ 7,167	2.2%	$ 86,000	3.1%
Interest Equity Capital	$ -																		$ -		$ -		$ -		$ -	
Management fee					$ -	2.5%					$ 2,094	2.5%					$ 2,396	2.5%					$ 6,432	2.5%	$ 10,923	2.5
Interest Debt Capital		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%	$ -	0.0%
Payment Debt Capital	$ 12,748	7.6%	$ 12,748	7.2%	$ 12,748	6.6%	$ 12,748	6.6%	$ 12,748	6.0%	$ 12,748	5.7%	$ 12,748	5.8%	$ 12,748	5.6%	$ 12,748	5.4%	$ 12,748	4.0%	$ 12,748	4.0%	$ 12,748	3.9%	$ 152,976	5.4%
Net Income	$ (19,845)	-11.8%	$ (16,668)	-9.4%	$ (6,976)	-3.6%	$ (2,749)	-1.4%	$ 16,322	7.6%	$ 15,482	6.9%	$ 1,859	0.9%	$ (3,243)	-1.4%	$ (4,221)	-1.8%	$ 39,844	12.5%	$ 38,936	12.4%	$ 22,786	6.9%	$ 81,528	2.9%
Cash Flow Items:																										
Equity Capital Dsitribution (80% of Net Income)																										
Depreciation & Amortization Expense	$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 7,167		$ 86,000	
Net Increase in Cash	$ (12,678)		$ (9,501)		$ 191		$ 4,418		$ 23,488		$ 22,649		$ 9,026		$ 3,924		$ 2,946		$ 47,010		$ 46,102		$ 29,952		$ 167,528	

PIZZERIA ARTIGIANALE
da
LaPOSTA

5 Year Sales Projection

LaPosta Pizza LLC | Boston, MA

Income Statements	Year-2		Year-3		Year-4		Year-5	
Sales								
Food Sales	**$ 2,285,021**	**59.2%**	**$ 2,353,571**	**58.5%**	**$ 2,471,250**	**58.3%**	**$ 2,495,962**	**58.3%**
Total Wine Sales	**$ 966,323**	**25.0%**	**$ 1,024,303**	**25.5%**	**$ 1,085,761**	**25.6%**	**$ 1,096,618**	**25.6%**
Wines by the Bottle	$ 477,405	12.4%	$ 506,050	12.6%	$ 536,412	12.6%	$ 541,777	12.6%
Wines by the Glass	$ 488,918	12.7%	$ 518,253	12.9%	$ 549,348	13.0%	$ 554,842	13.0%
Liquor Sales	$ 331,805	8.6%	$ 351,713	8.7%	$ 372,816	8.8%	$ 376,544	8.8%
Beverage Sales	$ 91,014	2.4%	$ 95,565	2.4%	$ 100,343	2.4%	$ 101,347	2.4%
Beer Sales	$ 187,361	4.9%	$ 198,603	4.9%	$ 210,519	5.0%	$ 212,624	5.0%
Total Sales	**$ 3,861,524**		**$ 4,023,755**		**$ 4,240,689**		**$ 4,283,096**	
Cost of Goods Sold								
Food	$ 616,956	27.0%	$ 635,464	27.0%	$ 667,237	27.0%	$ 673,910	27.0%
Wine	$ 251,244	26.0%	$ 266,319	26.0%	$ 282,298	26.0%	$ 285,121	26.0%
Beer	$ 37,472	20.0%	$ 39,721	20.0%	$ 42,104	20.0%	$ 42,525	20.0%
Liquor	$ 49,771	15.0%	$ 52,757	15.0%	$ 55,922	15.0%	$ 56,482	15.0%
Beverages & Bar Food Misc	$ 16,383	18.0%	$ 17,202	18.0%	$ 18,062	18.0%	*$ 18,242*	18.0%
Total CGS	**$ 971,825**	**25.7%**	**$ 958,705**	**23.8%**	**$ 1,065,623**	**25.1%**	**$ 1,019,798**	**23.8%**
Salaries and Wages								
Management	$ 148,720	3.9%	$ 156,156	3.9%	$ 157,330	3.7%	$ 158,903	3.7%
Hospitality	$ 286,318	7.4%	$ 300,634	7.5%	$ 296,848	7.0%	$ 299,817	7.0%
Kitchen	$ 559,259	14.5%	$ 587,222	14.6%	$ 616,583	14.5%	$ 616,583	11.0%
Kitchen Management	$ 90,090	5.7%	$ 94,595	2.4%	$ 99,324	2.3%	$ 99,324	5.8%
Payroll Taxes	$ 115,846	3.0%	$ 120,713	3.0%	$ 190,831	3.0%	$ 128,493	3.0%
Total Payroll	**$ 1,200,233**	**31.1%**	**$ 1,259,319**	**31.3%**	**$ 1,360,916**	**32.1%**	**$ 1,303,120**	**30.4%**
Gross Profit	**$ 1,689,466**	**43.8%**	**$ 1,805,731**	**44.9%**	**$ 1,814,150**	**42.8%**	**$ 1,960,178**	**45.8%**

PIZZERIA ARTIGIANALE
da
LaPOSTA

5 Year Sales Projection

LaPosta Pizza LLC | Boston, MA

Income Statements	Year-2		Year-3		Year-4		Year-5	
•FOR DISCUSSION PURPOSES ONLY•	•FOR DISCUSSION PURPOSES ONLY•		•FOR DISCUSSION PURPOSES ONLY•		•FOR DISCUSSION PURPOSES ONLY•			
Restaurant Expenses								
FOH Supplies	$ 38,615	1.0%	$ 40,238	1.0%	$ 42,407	1.0%	$ 42,831	1.0%
Kitchen Supplies	$ 46,338	1.2%	$ 40,238	1.0%	$ 53,009	1.3%	$ 42,831	1.0%
Cooking Wood	$ 19,308	0.5%	$ 20,119	0.5%	$ 21,203	0.5%	$ 21,415	0.5%
Repairs & Maintenance	$ 38,615	1.0%	$ 60,356	1.5%	$ 42,407	1.0%	$ 42,831	1.0%
Cleaning Expenses	$ 38,615	1.0%	$ 40,238	1.0%	$ 42,407	1.0%	$ 42,831	1.0%
Linen Service	$ 30,892	0.8%	$ 32,190	0.8%	$ 33,926	0.8%	$ 34,265	0.8%
Printing	$ 3,862	0.1%	$ 4,024	0.1%	$ 4,241	0.1%	$ 4,283	0.1%
Equipment Rental	$ 19,200	0.4%	$ 19,200	0.4%	$ 19,200	0.4%	$ 19,200	0.4%
Office Expense	$ 5,792	0.2%	$ 6,036	0.2%	$ 4,241	0.2%	$ 6,425	0.2%
Fees & Permits	$ 3,862	0.1%	$ 4,024	0.1%	$ 4,241	0.1%	$ 4,283	0.1%
Music	$ 1,200	0.0%	$ 1,200	0.0%	$ 1,200	0.0%	$ 1,200	0.0%
Training & Education	$ 5,792	0.2%	$ 8,048	0.2%	$ 8,481	0.2%	$ 8,566	0.2%
Marketing	$ 48,000	1.2%	$ 48,000	1.2%	$ 48,000	1.1%	$ 48,000	1.1%
Website Expense	$ 386	0.0%	$ 402	0.0%	$ 424	0.0%	$ 428	0.0%
Charitable Contributions	$ 2,703	0.1%	$ 2,817	0.1%	$ 2,968	0.1%	$ 2,998	0.1%
Total Restaurant Supplies	**$ 303,181**	**7.9%**	**$ 327,127**	**8.1%**	**$ 328,354**	**7.7%**	**$ 322,388**	**7.5%**
Operating Costs								
Rent	$ 170,984	4.4%	$ 176,114	4.4%	$ 181,397	4.3%	$ 186,839	4.4%
CAM/ Insurance/ Real Estate Taxes	$ 59,756	1.5%	$ 62,147	1.6%	$ 64,632	1.5%	$ 67,218	1.6%
Telephone / Communication	$ 7,723	0.2%	$ 8,048	0.2%	$ 8,481	0.2%	$ 8,566	0.2%
Utlilities	$ 57,923	1.5%	$ 60,356	1.5%	$ 63,610	1.5%	$ 64,246	1.5%
Water & Sewer	$ 19,308	0.5%	$ 20,119	0.5%	$ 21,203	0.5%	$ 21,415	0.5%
Rubbish Removal	$ 24,000	0.5%	$ 24,000	0.5%	$ 24,000	0.8%	$ 24,000	0.8%
IT	$ 12,000	0.6%	$ 12,000	0.6%	$ 12,000	0.1%	$ 12,000	0.1%
Data Processing Fee - Reservation	$ 38,615	1.0%	$ 40,238	1.0%	$ 42,407	1.0%	$ 42,831	1.0%
Legal Fees	$ 11,585	0.3%	$ 12,071	0.3%	$ 12,722	0.3%	$ 12,849	0.3%
Accountant Fees	$ 18,000	0.2%	$ 18,000	0.2%	$ 18,000	0.2%	$ 18,000	0.2%
Medical Insurance	$ 28,961	0.8%	$ 30,178	0.8%	$ 31,805	0.8%	$ 32,123	0.8%
Restaurant/Other Insurance	$ 27,031	0.7%	$ 28,166	0.7%	$ 29,685	0.7%	$ 29,982	0.7%
Staff Bonus	$ 38,615	1.0%	$ 40,238	1.0%	$ 46,648	1.1%	$ 47,114	1.1%
Workers Comp Insurance	$ 4,000	0.1%	$ 4,000	0.1%	$ 4,000	0.1%	$ 4,000	0.1%
Credit Cards Fees	$ 104,261	2.7%	$ 108,641	2.7%	$ 114,499	2.7%	$ 115,644	2.7%
Bank Charges	$ 19,308	0.5%	$ 20,119	0.5%	$ 21,203	0.5%	$ 21,415	0.5%
Over / Short	$ 386	0.0%	$ 402	0.0%	$ 424	0.0%	$ 428	0.0%
Complimentary Sales	$ 38,615	1.0%	$ 40,238	1.0%	$ 42,407	1.0%	$ 42,831	1.0%
Total Fixed Costs	**$ 681,071**	**17.6%**	**$ 705,074**	**17.5%**	**$ 739,124**	**17.4%**	**$ 751,502**	**17.5%**
Total Operating Expenses	**$ 984,252**	**25.5%**	**$ 1,032,201**	**25.7%**	**$ 1,067,478**	**25.2%**	**$ 1,073,890**	**25.1%**

PIZZERIA ARTIGIANALE da LaPOSTA

5 Year Sales Projection

LaPosta Pizza LLC | Boston, MA

Income Statements		Year-2			Year-3			Year-4			Year-5	
Operating Income	**$**	**705,214**	**18.3%**	**$**	**773,530**	**19.2%**	**$**	**746,671**	**17.6%**	**$**	**886,288**	**20.7%**
Owner Compensation	$	90,000		$	90,000		$	90,000		$	90,000	
Depreciation & Amortization Expense	$	86,000	2.2%	$	86,000	2.1%	$	86,000	2.0%	$	86,000	2.0%
Interest Equity Capital			0.0%			0.0%			0.0%			0.0%
Management fee	$	17,630	2.5%	$	19,338	2.5%	$	18,667	2.5%	$	22,157	2.5%
Interest Debt Capital												
Payment Debt Capital	$	152,979		$	152,979		$	152,979		$	152,979	
	$	**346,609**	**9.0%**	**$**	**348,317**	**8.7%**	**$**	**347,646**	**8.2%**	**$**	**351,136**	**4.5%**
Net Income	**$**	**358,605**	**9.3%**	**$**	**425,213**	**10.6%**	**$**	**399,026**	**9.4%**	**$**	**535,152**	**12.5%**
Cash Flow Items:												
Equity Capital Dsitribution (80% of Net Income)												
Depreciation & Amortization Expense	$	86,000		$	86,000		$	86,000		$	86,000	
Net Increase in Cash	**$**	**444,605**		**$**	**511,213**		**$**	**485,026**		**$**	**621,152**	

PIZZERIA ARTIGIANALE da LaPOSTA

Balance Sheet

LaPosta Pizza LLC — Boston, MA

Assets	Opening	Year 1 Q1	Year 1 Q2	Year 1 Q3	Year 1 Q4	Year-2	Year-3	Year-4	Year-5
Cash	$ 106,800	$ 72,192	$ 90,628	$ 120,844	$ 288,371	$ 732,977	$ 1,244,189	$ 1,729,215	$ 2,350,367
Prepaid Expenses	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000
Inventory	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000
	$ 261,800	$ 227,192	$ 245,628	$ 275,844	$ 443,371	$ 887,977	$ 1,399,189	$ 1,884,215	$ 2,505,367
Leasehold Improvements	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200	$ 1,221,200
Tenant Improvement Allowance	$ 265,000	$ 265,000	$ 265,000	$ 265,000	$ 265,000	$ 265,000	$ 265,000	$ 265,000	$ 265,000
Equipment	$ 255,000	$ 255,000	$ 255,000	$ 255,000	$ 255,000	$ 255,000	$ 255,000	$ 255,000	$ 255,000
Furniture & Fixtures	$ 55,000	$ 55,000	$ 55,000	$ 55,000	$ 55,000	$ 55,000	$ 55,000	$ 55,000	$ 55,000
Accumulated Depreciation		$ (20,000)	$ (40,000)	$ (60,000)	$ (80,000)	$ (160,000)	$ (240,000)	$ (320,000)	$ (400,000)
	$ 1,796,200	$ 1,776,200	$ 1,756,200	$ 1,736,200	$ 1,716,200	$ 1,636,200	$ 1,556,200	$ 1,476,200	$ 1,396,200
Beer & Wine License	$ 465,000	$ 465,000	$ 465,000	$ 465,000	$ 465,000	$ 465,000	$ 465,000	$ 465,000	$ 465,000
Security Deposit	$ 187,000	$ 187,000	$ 187,000	$ 187,000	$ 187,000	$ 187,000	$ 187,000	$ 123,420	$ 61,710
Financing Costs	$ 50,000	$ 47,500	$ 46,000	$ 44,500	$ 43,000	$ 37,000	$ 31,000	$ 25,000	$ 19,000
	$ 702,000	$ 699,500	$ 698,000	$ 696,500	$ 695,000	$ 689,000	$ 683,000	$ 613,420	$ 545,710
	$ 2,495,000	$ 2,702,892	$ 2,699,828	$ 2,708,544	$ 2,854,571	$ 3,213,177	$ 3,638,389	$ 3,973,835	$ 4,447,277
Liabilities & Members Equity									
Equity Capital Distribution					$ -	$ -	$ -	$ -	$ -
interest Equity Capital					$ -	$ -	$ -	$ -	$ -
Interest Debt Capital		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Payments Debt Capital	$ 600,000	$ 561,755	$ 523,511	$ 485,266	$ 447,021	$ 294,042	$ 141,064	$ (11,915)	$ (164,894)
Equity	$ 1,895,000	$ (56,108)	$ (59,172)	$ (50,456)	$ 115,654	$ 474,259	$ 899,472	$ 1,298,497	$ 1,833,650
	$ 2,495,000	$ 505,647	$ 464,339	$ 434,810	$ 562,675	$ 768,301	$ 1,040,535	$ 1,286,582	$ 1,668,756